Exhibit (c) (3)

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November 6, 2012 PROJECT HEAT FOLLOW UP ITEMS

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ADDITIONAL DCF SENSITIVITIES Source: Management’s Long Range Plan Notes: All sensitivities reflect the terminal trailing exit multiple range of 5.0x-6.0x and WACC range of 12.0%-14.0%

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ILLUSTRATIVE SHARE PRICE TRAJECTORY Future Values Based on Price / NTM EPS Multiple of 14.5x Source: FactSet, Management’s Long Range Plan Notes: Financial results for a stated year represent financials for the 12 month period ending January 31 of the following year. Analysis based on assumed share buybacks using the available excess cumulative cash of $149mm generated between FY2013-FY2015. Share buybacks assumed at 5% premium to estimated share prices at the end of fiscal years 2013, 2014 and 2015, based on applying the respective NTM P/E ratio to estimated earnings per share (pro forma for share buybacks) in the future periods. (1) Based on estimated future share prices (US$ per share)

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CONSIDERATIONS REGARDING DCF TERMINAL VALUE MULTIPLE Public market multiple vs. control premium multiple PWP analysis assumes that the business is valued at the end of the projection period using trailing EBITDA multiples of comparable companies, cross-checked against implied free cash flow perpetual growth rates, as more fully described below Change of control multiples are not used to calculate terminal value as the DCF valuation is not intended to represent an acquisition valuation which incorporates a control premium In selecting the terminal value multiple range, PWP considered Heat’s current LTM EBITDA multiple, as well as the multiples for mature teen peers and other mid cap retail peers Given the maturation of the business, we believe that the Company would trade at a discount to its current multiple of 7.1x and more in line with peers By 2017, current projections assume total store count of 1,685 including 85 in Canada; we believe that the ability to increase the store base from 2017 is much more limited on a percentage basis than is the case today, and these lower growth opportunities will result in lower trading multiples Selected multiple range for our analysis was 5.0x – 6.0x PWP analyzed the perpetuity growth rates implied by the selected exit multiples against the projected growth of the business in the terminal year Assuming a 3% comp, the perpetuity growth rate of free cash flows implied by the 5.0x-6.0x LTM EBITDA multiple is 4.1%—5.5%, corresponding to approximately 20-40 new store openings annually into perpetuity

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TERMINAL VALUE AND PERPETUITY GROWTH RATE CONSIDERATIONS Source: Management’s Long Range Plan, Company Filings, Factset market data as of October 31, 2012 Notes: Financial results for a stated year represent financials for the 12 month period ending January 31 of the following year Teen Peers Selected Range 5.0x-7.0x EV/LTM EBITDA Management publicly declared store growth opportunity of 1,500 stores LRP total number of stores (end of FY2017) is 1,685 stores TERMINAL MULTIPLE SENSITIVITY TO ANNUAL STORE OPENINGS Growth Teen Peers

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CREDIT MARKET OVERVIEW Current interest rates are below their historic long term averages Leveraged loan spreads over LIBOR have declined approximately 125-150bps over the last year High yield rates are near but have come off recent record lows In the third quarter, the average pro-forma-debt-to-EBITDA multiple of new large-corporate LBOs(1) climbed to a four-year high of 6.0x, from 5.2x at the end of 2011 With financing costs down, however, rising debt multiples have not significantly impacted cash-flow coverage for new LBOs The average ratio of pro forma EBITDA less capex to interest of third-quarter LBOs only decreased marginally to 2.1x, from 2.4x at the end of 2011 In the third quarter, large LBO loans were priced at an average of 6.44%, versus 7.49% in the second quarter, while bonds priced at 8.91%, compared to 9.95% Rising debt multiples and falling financing costs have allowed private equity firms to pay more for assets The average purchase multiple of new LBOs in the third quarter was 9.6x, versus 9.1x at the end of 2011 Average equity contributions of 35% in the third quarter were slightly below the 37% at the end of 2011 Sources: Dealogic, S&P and Factset Notes: (1) LBOs involving issuers with $50 million or more of EBITDA MARKET COMMENTARY HIGH YIELD DEAL VOLUME US LEVERAGED LOAN NEW ISSUE VOLUME LEVERAGED LOAN SPREADS Ba3 / BB- B1 / B+ B2 / B

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DETAILED LRP CAPEX SCHEDULE Source: Management’s Long Range Plan. Financial results for a stated year represent financials for the 12 month period ending January 31 of the following year. (US$ in millions)

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APPENDIX

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INCOME STATEMENT LRP Source: Management’s Long Range Plan. Financial results for a stated year represent financials for the 12 month period ending January 31 of the following year. (US$ in millions, except per share amounts)

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INCOME STATEMENT – 1% COMP CASE Source: Based on sensitizing the long-range plan. Financial results for a stated year represent financials for the 12 month period ending January 31 of the following year. (US$ in millions, except per share amounts)